Exhibit 21.1
Subsidiares

Name of Subsidiary	Jurisdiction of Organization	Percent Owned
APLD Hosting, LLC	Nevada	100%
1.21 Gigwatts, LLC	Delaware	80%
APLD Rattlesnake Den I LLC	Delaware	80%
APLD Rattlesnake Den II LLC	Delaware	80%
APLD – JTND Phase II, LLC	Delaware	80%
APLD ELN-01 LLC	Nevada	100%
Applied Talent Resources LLC	Nevada	100%

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